September 15, 2021

Kevin Callahan
President
Fairway Capital Management, LLC
10 South Wacker Drive, Suite 1050
Chicago, IL 60606


                      Re:    Fairway Private Equity Venture Capital Fund (the
 Fund   )
                             File Nos. 811-23728; 333-258860

Dear Mr. Callahan:

        We have reviewed the registration statement on Form N-2 filed August 16, 2021, with the
Commission on behalf of the Fund (the    Registration Statement   ) with
respect to an offering of
common shares. Our comments are set forth below. Please consider a comment made with respect to one section applicable to similar disclosure elsewhere in the Registration Statement.
All capitalized terms not otherwise defined herein have the meaning given to them in the
Registration Statement.

                                           General

   1. We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

   2. We also note you have filed exemptive applications on behalf of the Fund. The
      applications relate to the Fund   s ability to offer an additional share
class and
      accompanying Distribution and Service Plan and to engage in certain Co-Investments.
      Please let us know in the response letter if the Fund intends to request any additional exemptive or no-action relief. In addition, please update us on the status of your exemptive applications during the course of our review.

   3. We note the terms Private Equity and Venture Capital precede the word Fund in your name. In our view, the use of these terms is confusing and potentially misleading because the terms Private Equity and Venture Capital connote specific types of unregistered investment funds, which a registered fund is not regardless of whether it provides access to private equity or venture capital funds. Please revise your name to avoid the potential for investor confusion.
 Kevin Callahan
Page 2

                                           Prospectus

Cover

   4. In the second paragraph, the disclosure states    The Fund will seek to
allocate investments
      across a diversified mix of Portfolio Funds    .    As the Fund is a
non-diversified
      investment company under the 1940 Act, please delete or replace the term diversified here and throughout the Registration Statement to avoid confusion (in particular, please revise the first paragraph on page 13 accordingly).

Summary

   5. On page 1, in the first paragraph of Investment Objective and Strategies, the disclosure
      states that included in the Fund   s 80% test is    (i) primary and
secondary investments in
      private equity, venture capital and other private asset funds [emphasis
added].    Please
      disclose what    other private asset funds    are. As the Fund will
invest    at least 80% of its
      net assets   in private equity and venture capital investments,    please
indicate the basis
      on which these other (non-private equity/venture capital) funds are included in the 80%
      test.

        In addition, the Fund   s name and 80% test differentiate investments
in private equity
        from those in venture capital. However, on page 12, in Private Equity Market Overview,
        the disclosure states    Private equity investments can be broken down
generally into three
        financing stages: venture capital, buyout and special situations. Please address this inconsistency.

   6. In the same paragraph on page 1, the disclosure further states that indirect investments
      in private operating companies    are included in the Fund   s 80% test.
Please disclose here
      what    indirect investments    refers to and the types of investment
vehicles and strategies
      the Fund uses to make these investments. If these strategies include derivatives, please confirm to us these securities will be valued at market and not notional value for purposes
      of the Fund   s 80% test.

   7. On page 1, in the second paragraph of Investment Objective and Strategies, the disclosure
      states the Fund will seek to invest in    venture capital, buyout,
special situations, credit
      as well as other private asset funds. Please disclose here in plain English a brief description of what each of these investments are.

   8. The disclosure in the following sentence of this paragraph states Although the Fund will focus its investments in North America, the Fund may make investments outside of the
      United States   . This disclosure is inconsistent with references
throughout the
      Registration Statement implying significant international investment. For example, on page 14, in Due Diligence and Selection of Investments, Deal Sourcing, there is reference
      to a    global network of relationships    that enable the Fund to
access attractive
      opportunities in local markets around the world.    Additionally, the
Fund   s principal risk
      factors include currency, Eurozone and Brexit risks, as well as those associated with
 Kevin Callahan
Page 3

      investment in less-developed markets. Please revise the disclosure throughout the
      Registration Statement to address this inconsistency.

   9. On page 1, at the end of the penultimate paragraph in Investment Objective and
      Strategies, the disclosure references the Fund   s access to many    top
tier    Portfolio Fund
      and Co-Investment opportunities. Please preface the term    top-tier
to indicate that
      quality is based on the Adviser   s belief or otherwise qualify the term
in a similar manner.
      The following paragraph references potential exemptive relief from
Section 17 of the
      1940 Act. Please disclose here there is no guarantee this relief would be granted.

   10. On page 2, the section Risk Factors includes only cross-references to the later sections disclosing detailed risks of investing in the Fund. Please also disclose here an
       abbreviated version of the Fund   s most significant risks.

   11. Please include a statement on page 2 under Fees and Expenses that the fees paid to the
       Adviser are in addition to fees paid at the Portfolio Fund level. In addition, revise to briefly describe the types of fees typically paid at the Portfolio Fund level.

   12. On page 2, in Fees and Expenses, Incentive Fee, please explain in plain English what the
       Loss Recovery Account is. In doing so, please clarify how it relates to the determination of the Incentive Fee. Please also consider providing examples of how the Incentive Fee and Loss Recovery Account work in various scenarios. In addition, please explain to us how the Incentive Fee complies with section 205(a)(1) of the Advisers
Act.

Summary of Fund Expenses

   13. In the Summary of Fund Expenses table, please include a line item for Interest Payments
       on Borrowed Funds   .

   14. Please also remove    after Acquired Fund Fees    from the last line of
the table.

   15. Please confirm your expense example only reflects reductions associated with the
       Expense Limitation Agreement during that agreement   s initial term.

Use of Proceeds

   16. On page 10, the disclosure states    The proceeds from the sale of
Shares of the
       Fund   will be invested by the Fund   as soon as practicable after
receipt of such
       proceeds, consistent with market conditions and the availability of suitable investments.
       Please disclose how long it is expected to take to fully invest net proceeds in accordance
       with the Fund   s investment objectives and strategies. To the extent
the Private Funds you
       intend to target do not accept investments unless you have a certain level of capital to deploy, please ensure your strategy and risk disclosure address the limitations you may operate under initially given your size.
 Kevin Callahan
Page 4

   17. The disclosure in this section also indicates that Share proceeds, in addition to Fund
       investments, may be used for placement fees and the Fund   s fees and
expenses, including
       offering expenses. Please disclose the approximate amount of the Share proceeds intended to be used for each purpose.

Investment Objective and Strategies

   18. On page 10, in Investment Objective, the disclosure states    The
investment objective of
       the Fund   may be changed by the Board without the vote of the Fund   s
outstanding
       Shares.    If the Fund will provide Shareholders notice of a change in its investment
       objective, please disclose so.

   19. Please advise whether the Fund will invest in Portfolio Funds for the purposes of gaining exposure to one or more crypto-currencies.

   20. We note your statement that the    Adviser   s experienced investment
team has a long
       history        however this statement does not inform investors about
the length or depth of
       the Adviser   s experience. Please consider providing a brief factual
background
       discussion of the Adviser   s capabilities     including how long it has
managed similar
       strategies, the amount of money it currently advises with a similar strategy, and the depth and experience of its team with the strategy and managing closed-end funds.

Private Equity Market Overview

   21. It is unclear if this section is describing the investments of the Fund in greater detail, or just a general description of private equity investments (e.g., the bottom of page 12, in
       Special Situations/Other Private Assets, is the only specific reference to the Fund, stating
          the Fund   s special situations investments   ). Please revise to
disclose the Fund   s
       principal investments.

   22. On page 11, in Investment Types, Primary Investments, the disclosure
states    Primary
       investments are interests or investments in newly established private markets funds
       [emphasis added].    Please describe in the disclosure what    private
market funds    are. If
       these funds are the same as    private equity funds   , as referenced in
Secondary
       Investments, please revise for consistency.

Investment Process Overview

   23. The reference to    the initial investment period    on page 13 is
unclear. Please clarify.

   24. On page 13, in Portfolio Construction, the    Investment Type    chart
attributes 10-30% of
       the Fund   s portfolio to    Co-Investments   . Is this amount
representative of the Fund   s
       investments prior to receiving the relevant exemptive relief? Please clarify in the disclosure as appropriate.
 Kevin Callahan
Page 5

   25. Immediately following, in the    Subclass    chart, within the
Venture Capital    category,
       there are separate categories for    Seed/Early-Stage    and    Growth
Equity/Later-Stage
       companies. Please include the amounts allocated to each of these subcategories in the chart. Additionally, if possible, please disclose in this section if the investments indicated
       in the charts are made by the Fund directly, or through Portfolio Funds.

   26. Within the Prospectus, please disclose the proposed number of
investments in the Fund   s
       portfolio.

General Risks

   27. In general, please review the order in which the risks are presented to prioritize those that
       are most likely to adversely affect the Fund   s net asset value, yield
and total return.

   28. On page 16, the risk disclosure in Closed-End Fund; Liquidity Limited to Periodic
       Repurchases of Shares is lengthy. Please break this disclosure up to include a separate section for the risks associated with Share repurchases.

   29. On page 17, please consider if the disclosure in Payment In-Kind For Repurchased
       Shares is risk disclosure, or if it should be disclosed in a more appropriate location in the
       Prospectus. Please similarly consider the disclosure in Legal, Tax and Regulatory Risks concerning Rule 18f-4 and in Reporting Requirements on page 20.

Investment Related Risks

   30. On page 25, in Concentration of Investments, the disclosure states
There are no
       limitations imposed by the Adviser as to the amount of Fund assets that may be
       invested   indirectly in any single industry.    The disclosure further
states    a Portfolio
       Fund   s investment portfolio may consist of a limited number of
companies and may be
       concentrated in a particular industry area or group.    Please note that
the Fund and the
       Adviser may not ignore the investments of affiliated and unaffiliated underlying funds when determining whether the Fund is in compliance with its concentration policies.
       Please add disclosure to clarify that the Fund will consider the investments of its underlying funds when determining compliance with its concentration policies.

   31. On page 26, Nature of Portfolio Companies contains the only disclosure describing the
       risks associated with the Fund   s investments, and it is six lines.
Please expand this
       disclosure to describe more fully the risks of each of the Fund   s
principal investments.
       Consider separating the disclosure for each investment type with distinct headings. In particular, please expand on the risks associated with investment in early-stage Portfolio
       Companies.

   32. The disclosure on page 26 indicates the risks associated with high yield
or    junk    bonds
       and distressed debt, and mezzanine bonds. Please disclose these investments in the strategy section of the Prospectus.
 Kevin Callahan
Page 6

Limits of Risk Disclosure

   33. Please rename the caption    Limits of Risk Disclosure    and revise the
statement that your
       risk disclosures    are not intended to be, a complete enumeration or
explanation        as
       these statements imply your disclosure may be materially incomplete.

Management Fee

   34. On page 37, the disclosure states    the Adviser may voluntarily
reimburse any fees and
       expenses of the Fund but is under no obligation to do so.    Please
confirm to us the
       Adviser may not recoup these reimbursements. The disclosure also states in the
       following line    A portion of the Management Fee may be paid to brokers
or dealers that
       assist in the distribution of Shares.    Please explain to us the nature
and purpose of this
       payment. Is it voluntary or contractual, and may the Adviser recoup these payments?
       Please also inform us if the need for this payment will cease when the Fund receives the appropriate exemptive relief for its Distribution and Service Plan.

Fund Expenses

   35. The disclosure on page 41 indicates the Adviser may be entitled to receive certain fees in
       connection with the Fund   s investments, but such fees    shall be for
the benefit of the
       Fund.    Please clarify how the Fund benefits from the Adviser   s
receipt of such fees and
       explain why the Adviser, and not the Fund, would be entitled to them.

Conflicts of Interest

   36. Please remove the statement on page 42 that    each Shareholder will be
deemed to have
       acknowledged the existence of any such actual and potential conflicts of interest.

Repurchases of Shares

   37. On page 45, in Procedures for Repurchase of Shares, the disclosure in the second bullet
       indicates that if the Fund issues a debt obligation it    is expected to
contain terms
       providing payment on or before the thirtieth day after the Tender
Valuation Date    .
       Please confirm the payment period will be consistent with the prompt payment provisions of Rules 14e-1(c) and 13e-4(f)(5) under the Exchange Act.

Calculation of Net Asset Value; Valuation

   38. On page 47, the disclosure states that for securities not publicly-traded, the Valuation
       Committee    in determining the fair values of these investments   will
typically apply
       widely recognized market and income valuation methodologies.    Please
disclose
       specifically how the Committee will value pre-revenue Portfolio
Companies.
 Kevin Callahan
Page 7

   39. We note your expectation to allocate 10% to 30% of Fund assets to Co-Investments.
       Please tell us the types of co-investments you anticipate making and address in greater detail the information and capabilities available to reliably value such positions.

Additional Information

   40. On page 60, in Subsidiaries, the disclosure states    The Fund may make
investments
       through wholly-owned subsidiaries,    and    Each investment adviser to
any such foreign
       subsidiary will comply with Section 15 of the 1940 Act with respect to advisory contract
       approval    .    Regarding the Fund   s subsidies, please address the
following:

          x   Disclose that the Fund complies with the provisions of the
Investment Company
              Act governing investment policies (Section 8) and capital
structure and leverage
              (Section 18) on an aggregate basis with each subsidiary.

          x   Any investment advisory agreement between a subsidiary and its investment
              adviser is a material contract that should be included as an exhibit to the
              Registration Statement. If the same person is the adviser to both the Fund and a
              subsidiary, then, for purposes of complying with Section 15(c), the reviews of the
              Fund   s and a subsidiary   s investment advisory agreements may
be combined.

          x   Disclose that each subsidiary complies with provisions relating to affiliated
              transactions and custody (Section 17). Identify the custodian of the subsidiary, if
              any.

          x   Disclose any of a subsidiary   s principal investment strategies
or principal risks
              that constitute principal investment strategies or risks of the
Fund. The principal
              investment strategies and principal risk disclosures of a Fund that invests in a
              subsidiary should reflect aggregate operations of the Fund and a subsidiary.

          x   Explain in correspondence whether the financial statements of a subsidiary will be
              consolidated with those of the Fund. If not, please explain why not.

          x   Confirm in correspondence that: (1) a subsidiary   s management
fee (including
              any performance fee), if any, will be included in    Management
Fees    and a
              subsidiary   s expenses will be included in    Other Expenses
in the Fund   s fee
              table; and (2) a subsidiary and its board of directors will agree to inspection by the
              staff of a subsidiary   s books and records, which will be
maintained in accordance
              with Section 31 of the 1940 Act and the rules thereunder.

          x   Confirm a subsidiary and its board of directors will agree to designate an agent for
              service of process in the United States.
 Kevin Callahan
Page 8

Summary of the Agreement and Declaration of Trust

   41. The Fund   s Agreement and Declaration of Trust, in Article VIII,
Section 8.9, Derivative
       Actions, sets forth the conditions a Shareholder must meet to bring a derivative action on behalf of the Trust. Please disclose these conditions in plain English in this section (page
       60).

   42. In addition, regarding provision 8.9(b), requiring Shareholders collectively holding at least 10% to join the request for an action, and provisions 8.9(c) and 8.9(d), each requiring Shareholder reimbursement of the Fund for the expense of any advisors the
       Board hires relating to a Shareholder demand in the event that the Board determines not to bring an action, please address the following:

           a. Please revise these provisions in the Agreement and Declaration of Trust to state that the provisions do not apply to claims arising under the federal securities laws.

           b. Immediately following disclosure of these provisions in this section, please disclose that these provisions do not apply to claims arising under the federal securities laws.


                              Statement of Additional Information

   43. On page 2, in the second paragraph of Additional Information on Investment Techniques
       of the Fund and the Related Risks, the disclosure states    Any decision
to invest in the
       Fund should take into account (i) the possibility that the Portfolio Funds may make virtually any kind of investment, (ii) that the Fund has similarly broad latitude in the kinds of investments it may make (subject to the fundamental policies described above)
       [emphasis added]    .    Please revise the disclosure in (ii) as it is
misleading. As
       indicated in the section Special Risks Pertaining to Investments in Portfolio Funds,
       beginning on page 30 of the Prospectus, there are significant differences between registered and non-registered funds. These differences impact the type and amounts of investments the Fund may make and how it conducts its operations.


                     *       *       *      *       *       *       *      *

       Please respond to our comments above in an amendment to the Registration Statement.
Where no change will be made in response to a comment, please note that in a cover letter or separate correspondence and briefly state the basis for your position.

       We should also advise you that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing, including information provided in response to our comments.
 Kevin Callahan
Page 9

        We will consider a written request for acceleration of the effective date of the
Registration Statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. If all comments on the Registration Statement have been resolved, we will act on the request and grant acceleration of the effective date, pursuant to delegated authority.

      Please call me at (202) 551-6779 with any questions or concerns regarding these matters you would like to discuss.

                                                 Sincerely,

                                                 /x/ Karen Rossotto

                                                 Karen Rossotto
                                                 Senior Counsel


cc: Nathan D. Somogie, Ropes & Gray LLP
    Jay Williamson, Securities and Exchange Commission